jnr RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 APR -3

CDNX - JNN

Writer's direct line: (604) 689-7422

March 21, 2002

02028232

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on March 21, 2002.

We trust that you will find this to be in order.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours truly,

JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dlw 4/10

File No. 82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

jnr RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

NEWS RELEASE

MARCH 21, 2002
No. 02-05

JNR RESOURCES INC. -- WINTER ACTIVITIES UPDATE

Rick Kusmirski, President of JNR Resources Inc., is pleased to provide the following update on this winter's field activities.

The initial phase of drilling on the JNR Resources/Kennecott Canada Exploration Inc. Moore Lake uranium project has been completed. Four holes were drilled with the best results being obtained from holes ML-23 and ML-24, which tested for a northeast strike extension to the uranium mineralization intersected in hole ML-03 [0.442% U3O8 (grade equivalent) over 9.2 metres]. These holes were targeted following a reinterpretation of the existing data which led to the identification of an east-northeast trending structural corridor which had, prior to this year, only been drill tested in the immediate area of hole ML-03 (the 'Maverick Zone').

Drillholes 23 and 24 were both hanging wall holes that intersected strong bleaching in the basal portion of the sandstone, as well as broad zones of significant radioactivity including subeconomic mineralization, in intensely altered and structurally disrupted graphitic pelites. Both holes intersected the graphitic pelites and radioactivity/ mineralization well into the basement rather than at the desired location; that being the unconformity. The potential for identifying economic uranium mineralization up dip and along strike to the northeast and southwest is considered to be very good. To this end the project operator, Kennecott, is carrying out a linecutting and geophysical program to better define the mineralized trend. The next phase of drilling will be laid out once the geophysical and geochemical results have been evaluated. It should be noted that this portion of the Moore Lake project can be drilled year round.

The winter drilling program on the JNR Resources (50 per cent) and Shane Resources (50 per cent) Greywacke gold property has been successfully completed. The property is under option to Masuparia Gold Corporation, which also acts as project operator. Masuparia drilled thirteen holes totaling 1006 metres. The better results were obtained from holes GW02-57 & -60, which tested for extensions to the Greywacke North Zone. Hole #57 returned 0.163 oz/ton Au (5.6 g/t) over 11.40 metres, while hole #60 returned 0.153 oz/ton Au (5.3 g/t) over 13.40 metres. Of particular interest is that the mineralization in

hole #57 is hosted by magmatic rocks, including a quartz-feldspar porphyry. These could very well be the feeders to the main stratabound gold zones and may, in fact, represent a second and totally separate target on the properties. The operator is currently reviewing all of the data and will outline future programs once this is completed.

Drilling on the JNR Resources/Kennecott Canada kimberlite project should be underway within the next couple of weeks. Kennecott is funding this work.

Results and new developments on all of the projects will be released as they become available.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562